EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of TCG BDC II, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 29, 2019

THE NATIONAL COMMERCIAL BANK
By:
/s/ Ali Shubbar
Name: Ali Shubbar
Title: Head of Operations

NCB CAPITAL COMPANY
By:
/s/ Wasim Fasihaldin
Name: Wasim Fasihaldin
Title: Chief Financial Officer